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                            August 3, 2022

       Laura Heltebran
       Chief Legal Officer
       Wheels Up Experience Inc.
       601 West 26th Street
       New York, NY 10001

                                                        Re: Wheels Up
Experience Inc.
                                                            Post-Effective
Amendment No. 2 to Form S-1 on Form S-3
                                                            Filed July 20, 2022
                                                            File No. 333-258418

       Dear Ms. Heltebran:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-1 on Form S-3

       General

   1. We note that you completed your initial business combination on July 13, 2021. It does not appear that you
satisfied General Instruction I.A.3 of Form S-3 when you filed Post-
                                                        Effective Amendment No.
2 to Form S-1 on Form S-3 on July 20, 2022, as the combined
                                                        entity had less than 12
calendar months of post-combination Exchange Act reporting
                                                        history at such time.
For guidance, refer to Securities Act Forms Compliance and
                                                        Disclosure
Interpretations 115.06 and 115.18. Please file an amendment using a form for which you are eligible
on the filing date of the amendment.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Laura Heltebran
Wheels Up Experience Inc.
August 3, 2022
Page 2

action by the staff.

       Please contact Timothy Levenberg, Special Counsel, at (202) 551-3707 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                         Sincerely,
FirstName LastNameLaura Heltebran
                                                         Division of
Corporation Finance
Comapany NameWheels Up Experience Inc.
                                                         Office of Energy &
Transportation
August 3, 2022 Page 2
cc:       Jeremiah G. Garvey, Esq.
FirstName LastName